August 12, 2024

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	High Roller Technologies, Inc. (“Company”) Registration Statement on Form S-1 (File No. 333-276176) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 7, 2024, in which the Company submitted a request for acceleration of the effective date of the above-referenced Registration Statement on Monday, August 12, 2024, at 5:00 p.m., Eastern Time. The Company hereby formally withdraws our previous request for acceleration.

Very truly yours,

High Roller Technologies, Inc.

By:	/s/ Ben Clemes
Name: Ben Clemes
Title: Chief Executive Officer